

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

January 13, 2009

Laurence E. Cranch
Executive Vice President, General Counsel and Corporate Secretary
AllianceBernstein Holding L.P.
1345 Avenue of the Americas
New York, New York 10105

      RE: **AllianceBernstein Holding L.P.**
               Form 10-K for the fiscal year ended December 31, 2007
               File No. 1-09818

Dear Mr. Cranch:

      We have completed our review of your Form 10-K for the fiscal year ended
December 31, 2007 and have no further comments at this time.

                        Sincerely,

                        Pamela Long
                        Assistant Director